UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________________________________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

_________________________________________________

INDIVIOR PLC
(Name of Issuer)
Ordinary Shares, $0.50 nominal value per share
(Title and Class of Securities)
G4766E116
(CUSIP Number)
Lawrence V. Palermo
Two Seas Capital LP
32 Elm Place, 3rd Floor
Rye, NY 10580
(646) 420-4504
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 22, 2023
(Date of Event Which Requires Filing of Statement)

_________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D
CUSIP No. G4766E116

(1)	Name of Reporting Persons: Two Seas Capital LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 13,670,312
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 13,670,312
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,670,312
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.9% (1)
(14)	Type of Reporting Person (See Instructions): PN, IA

(1)
 Based on 137,939,173 Ordinary Shares of Indivior PLC (the “Issuer”) outstanding as of August 1, 2023, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 1, 2023.

Schedule 13D
CUSIP No. G4766E116

(1)	Name of Reporting Persons: Two Seas Capital GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 13,670,312
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 13,670,312
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,670,312
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.9% (1)
(14)	Type of Reporting Person (See Instructions): OO, HC

(1)	Based on 137,939,173 Ordinary Shares of the Issuer outstanding as of August 1, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 1, 2023.

Schedule 13D

CUSIP No. G4766E116

(1)	Name of Reporting Persons: Sina Toussi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 13,670,312
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 13,670,312
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,670,312
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.9% (1)
(14)	Type of Reporting Person (See Instructions): HC, IN

(1)	Based on 137,939,173 Ordinary Shares of the Issuer outstanding as of August 1, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 1, 2023.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D relates is the Ordinary Shares, $0.50 nominal value per share (the “Ordinary Shares”) of Indivior PLC (the “Issuer”), a public limited company organized under the laws of England and Wales. The address of the principal executive offices of the Issuer is 10710 Midlothian Turnpike, Suite 125, North Chesterfield, VA 23235.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Two Seas Capital LP (“TSC”)

2.	Two Seas Capital GP LLC (“TSC GP”)

3.	Sina Toussi

(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:

32 Elm Place, 3rd Floor
Rye, NY 10580

(c) Each of the Reporting Persons is engaged in the business of investing. This Schedule 13D relates to the Ordinary Shares held by Two Seas Litigation Opportunities Fund LLC (the “Litigation Fund”) and Two Seas Global (Master) Fund LP (the “Global Fund”, and together with the Litigation Fund, the “Funds”).  The principal business of TSC is providing investment advice as a registered investment adviser and serving as investment manager to the Funds and other investment advisory clients. As such, TSC has been granted investment discretion over portfolio investments, including the Ordinary Shares, held by or for the account of the Funds, including the Funds’ voting and discretionary decisions. TSC GP serves as general partner of TSC. Sina Toussi serves as the Chief Investment Officer of TSC and Managing Member of TSC GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	TSC – Delaware

2.	TSC GP – Delaware

3.	Sina Toussi – United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 12,904,739 Ordinary Shares directly held by the Litigation Fund reported herein was approximately $124,522,132. The aggregate purchase price of the 765,573 Ordinary Shares directly held by the Global Fund reported herein was approximately $13,720,451.  The Ordinary Shares directly held by the Funds were purchased with the working capital of the Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and proceeds from the Credit Facility (the “Credit Facility”) for the Litigation Fund, provided by UBS AG, London Branch (“UBS”), pursuant to the Credit Facility Agreement, by and between, the Litigation Fund, as Borrower, and UBS, acting as Lender, dated June 16, 2022, as amended and restated on September 22, 2022, and on April 5, 2023, and as amended by the Omnibus Third Amendment Agreement, dated June 19, 2023 (the “Credit Facility Agreement”). All Ordinary Shares reported herein were purchased in open market transactions through a broker other than 5,200,000 Ordinary Shares purchased by the Litigation Fund and 300,000 Ordinary Shares purchased by the Global Fund in a private transaction with a third party investor on June 16, 2022.

ITEM 4.	PURPOSE OF TRANSACTION

The Ordinary Shares directly held by the Funds and beneficially owned by the Reporting Persons reported herein were acquired for investment purposes in the belief that the Ordinary Shares represent an attractive investment opportunity.

On September 22, 2023, Sina Toussi, the Chief Investment Officer of TSC and Managing Member of TSC GP, wrote to Mark Crossley, the Issuer’s Chief Executive Officer and Executive Director, to discuss the possibility of Mr. Toussi being appointed as a director on the Issuer’s Board of Directors (the “Board”).  Following discussions among Mr. Toussi and members of the Board and management, the determination was made not to move forward with the Board seat for Mr. Toussi at this time.

The Reporting Persons have had discussions with members of the Issuer’s management and members of the Issuer’s Board in connection with the Reporting Persons’ investment in the Issuer and may from time to time have further discussions with directors and officers of the Issuer, or discussions with other shareholders or third parties regarding the Issuer’s business operations, strategies, capital structure and other matters related to the Issuer. These discussions may review options for maximizing shareholder value, enhancing the Issuer’s corporate governance, improving capital or asset allocation or various strategic alternatives or operational or management initiatives, including one or more items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Ordinary Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 137,939,173 Ordinary Shares of the Issuer outstanding as of August 1, 2023, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 1, 2023. The information in Item 3 regarding the number of Ordinary Shares held by the Funds is incorporated herein by reference.

The Funds have delegated to TSC sole voting and investment power over the securities held by the Funds pursuant to their respective Investment Management Agreements with TSC. As a result, each of TSC, TSC GP, as the general partner of TSC, and Mr. Toussi, as Chief Investment Officer of TSC and Managing Member of TSC GP, may be deemed to exercise voting and investment power over the Ordinary Shares directly held by the Funds. The Funds specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with TSC.

(c) Transactions by the Reporting Persons (on behalf of the Funds) effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Funds, each of which are investment management clients of TSC. The limited partners of (or investors in) each of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held for the accounts of their respective Funds in accordance with their respective limited partnership interests (or investment percentages) in their respective Funds.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Security Agreement, dated June 16, 2022, by and between the Litigation Fund, as Grantor, and UBS, as Secured Party, as amended (the “Security Agreement”), the Litigation Fund has pledged to UBS 11,650,000 Ordinary Shares held by it. If the Litigation Fund defaults on its obligations under the Credit Facility Agreement, such default could result in foreclosure proceedings against the Ordinary Shares pledged as collateral by the Litigation Fund, subject to a beneficial ownership limitation.  The pledged Ordinary Shares are subject to certain transfer restrictions.  The total commitment under the Credit Facility is $45,000,000 and such amount is currently fully drawn. The Credit Facility is subject to typical credit terms and certain event of default triggers, some of which may be satisfied by unencumbered assets of the Litigation Fund. The maturity date for the Credit Facility is June 21, 2024, and the interest rate under the Credit Facility is a variable rate plus a reference rate.  The Global Fund has no potential encumbrances with respect to the Credit Facility.

The Global Fund has entered into cash-settled swaps which represent economic exposure comparable to a notional interest in 794,497 Ordinary Shares (representing economic exposure comparable to approximately 0.6% of the outstanding Ordinary Shares) with Jefferies Financial Products, LLC and cash-settled swaps which represent economic exposure comparable to a notional interest in 311,421 Ordinary Shares (representing economic exposure comparable to approximately 0.2% of the outstanding Ordinary Shares) with Goldman Sachs International.  Under the terms of the swaps, (i) the Global Fund will be obligated to pay to the counterparty any negative price performance of the specified notional number of Ordinary Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Global Fund any positive price performance of the specified notional number of Ordinary Shares subject to the swaps as of the expiration date of the swaps.  All balances will be settled in cash. The swaps do not give the Reporting Persons or Funds direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership of any Ordinary Shares that may be referenced in the swap contracts or Ordinary Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of October 2, 2023

TWO SEAS CAPITAL LP

By:	Two Seas Capital GP LLC, its general partner

By:	/s/ Sina Toussi
Name:	Sina Toussi
Title:	Managing Member

TWO SEAS CAPITAL GP LLC

By:	/s/ Sina Toussi
Name:	Sina Toussi
Title:	Managing Member
SINA TOUSSI

By:	/s/ Sina Toussi

SCHEDULE A
TRANSACTIONS
The following table sets forth all transactions by the Reporting Persons (on behalf of the Funds) with respect to the Ordinary Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 2, 2023. Except as otherwise noted below, all such transactions were purchases of Ordinary Shares effected in the open market, and the table excludes commissions paid in per share prices.

Amount Purchased/(Sold)	Price Per Share (£)	Date of Purchase/Sale
TWO SEAS GLOBAL (MASTER) FUND LP

20,000	18.72 (1)	07/26/2023
(37,500)	18.37 (2)	08/04/2023

TWO SEAS LITIGATION OPPORTUNITIES FUND LLC

5,143	18.23 (3)	07/27/2023
25,000	17.79 (4)	07/28/2023
25,000	17.53 (5)	07/31/2023
(112,500)	18.37 (6)	08/04/2023
15,000	18.85 (7)	08/10/2023
20,000	18.36 (8)	08/14/2023
25,000	18.14 (9)	08/16/2023
37,500	17.59 (10)	08/18/2023
93,750	18.12 (11)	08/21/2023
(15,000)	18.44 (12)	09/14/2023
(10,000)	18.56	09/14/2023
25,000	17.51 (13)	09/18/2023

(1) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £18.63 to £18.75, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased or sold, as applicable, at each separate price within the ranges set forth in footnotes (1), (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12) and (13).
(2) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from £18.35 to £18.42, inclusive.
(3) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £18.15 to £18.25, inclusive.
(4) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £17.72 to £17.90, inclusive.
(5) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £17.49 to £17.54, inclusive.
(6) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from £18.35 to £18.42, inclusive.
(7) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £18.82 to £18.85, inclusive.
(8) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £18.33 to £18.44, inclusive.
(9) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £18.05 to £18.17, inclusive.
(10) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £17.52 to £17.66, inclusive.
(11) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £17.77 to £18.29, inclusive.
(12) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from £18.40 to £18.50, inclusive.
(13) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £17.47 to £17.53, inclusive.

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Ordinary Shares, $0.50 nominal value per share, of Indivior PLC. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 2nd day of October, 2023.

TWO SEAS CAPITAL LP

By:	Two Seas Capital GP LLC, its general partner

By:	/s/ Sina Toussi
Name:	Sina Toussi
Title:	Managing Member

TWO SEAS CAPITAL GP LLC

By:	/s/ Sina Toussi
Name:	Sina Toussi
Title:	Managing Member
SINA TOUSSI

By:	/s/ Sina Toussi